

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via E-mail
Frank Tseng, CFO
Asia Pacific Wire & Cable Corporation Limited
7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
People's Republic of China

> **Re: Asia Pacific Wire & Cable Corporation Limited**
> **File No. 1-14542**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed May 13, 2011**

Dear Mr. Tseng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Operating results, page 45

1. In future filings, please quantify the impact that (1) sales price variances, (2) sales volume variances, and (3) foreign exchange rate variances had on reported sales increases and decreases. This information should be provided for both your consolidated and segment (page F-44) sales data. Your existing disclosure does not enable an investor to fully understand the extent to which your consolidated and segment sales were impacted by these factors. See Section 501.04 of the Financial Reporting Codification and Item 5.A of the Form 20-F instructions.

Liquidity, page 54

2. Your disclosure states that the Registrant has no direct business operations. In future filings, please provide the audited information prescribed by Article 12-04 of Regulation S-X and Item 17(a) of the Form 20-F instructions.

3. Please explain to us why the DSO data on page 55 differs from the corresponding data on page 48. Also, please provide us your calculation for this measure. It is not clear how you determined that your DSO decreased given that gross accounts receivable increased 37% which is higher than the annual and 4th quarter sales increases of 30% and 6%, respectively.

4. Given the material adverse impact that the receivables increase had on your operating cash flow, please expand your disclosure in future filings to state whether the receivables increase was

impacted by an increase in the aging of your receivables portfolio and/or changes in your revenue recognition policies. Please provide us with a draft disclosure pertaining to your 2010 financial statements. See Section 501.04 of the Financial Reporting Codification.

Market Risks Related to Copper, page 83

5. In future filings, please quantify both the volume and pricing terms of your forward pricing contracts. Absent such disclosure, investors cannot fully understand the extent to which a material change in copper commodity prices could impact your loss exposure on these contracts. See Item 5.D and 11 of the Form 20-F instructions.

Statements of Cash Flows, page F-8

6. Please provide us with a quantitative reconciliation between the $6,857 depreciation amount for 2010 and the $21,441 change in accumulated depreciation reflected on page F-4. Also, please provide us with a quantitative reconciliation between the $3,653 purchases of property, plant and equipment amount for 2010 and the $21,702 change in gross property, plant and equipment reflected on page F-4. Regarding your future filings, note that material non-cash investing and financing activities are required to be disclosed pursuant to ASC 230-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief